UNIVISION COMMUNICATIONS INC.

2001 ANNUAL REPORT

About Univision ❁ Univision Communications Inc. ("Univision") is the leading Spanish-language media company in the United States. Its television operations include Univision Network, which reaches approximately 97% of U.S. Hispanic homes; TeleFutura Network; Univision Television Group; and Galavisión. Univision's other operations include Univision Music Group, which records and publishes the music of developing and established Latin artists, and Univision Online, which serves Hispanic homes and offices worldwide through its Internet portal, Univision.com.

Univision holds a significant minority interest in Entravision Communications Corporation, a public company with interests in Spanish-language media, and a 50% interest in Disa Records, a company specializing in regional Mexican music. Univision's headquarters are located in Los Angeles, California. The company's stock is traded on the New York Stock Exchange (UVN). In February 2001, Univision's stock was added to the S&P 500 index.

Hispanic Heritage ❁ The Mexican costumes painted by artist Carlos Mérida and reproduced in this report are symbolic of the rich cultural textures that make up the lives of U.S. Hispanic families, whose roots reach into every Spanish-speaking country in the world. Mérida, whose paintings draw upon his broad interests in the Mayan culture of both Mexico and his native Guatemala, expresses the historical individuality and creativity of the people of Mexico through their regional costumes. Univision, through its Spanish-language news and entertainment offerings, expresses both the Hispanic heritage and the unique American experiences and interests of its U.S. Hispanic audience. Like Mérida, we at Univision are weaving a heritage through generations.

Financial Highlights

In thousands, except per-share data	2001	2000	1999
Net revenues	$887,870	$863,459	$693,090
Broadcast cash flow[a]	$312,155	$342,147	$281,085
EBITDA[b]	$300,499	$328,055	$267,601
Net income of core broadcast group[c]			
applicable to common stockholders	$139,047	$141,022	$ 84,796
Net income applicable to common stockholders	$ 52,341	$116,405	$ 80,393
Net income per share applicable to common stockholders			
Basic earnings per share	$ 0.25	$ 0.57	$ 0.42
Diluted earnings per share	$ 0.22	$ 0.49	$ 0.34
Diluted earnings per share of core broadcast group[c] applicable to common stockholders	$ 0.58	$ 0.59	$ 0.36

[a] See footnote [b] on page 29 for definition.

[b] See footnote [c] on page 29 for definition.

[c] The core broadcast group of Univision Communications Inc. represents Univision Network, Univision Television Group, and Galavisión on a comparable basis, which excludes non-recurring items, equity losses in unconsolidated subsidiaries, and extraordinary items.

To Our Stockholders

GREAT PROGRESS IN A DIFFICULT YEAR THE WORLD WAS FOREVER CHANGED ON SEPTEMBER 11. THE ATTACKS AGAINST OUR COUNTRY HAVE REMINDED US OF THE PROFOUND IMPORTANCE OF FAMILY AND FRIENDS AND OF SHOWING COMPASSION, KINDNESS, AND GENEROSITY TO ONE ANOTHER. UNIVISION NETWORK, WHICH COVERED OUR NATIONAL CRISIS WITH COMMERCIAL-FREE BROADCASTS FROM SEPTEMBER 11 THROUGH SEPTEMBER 16, WAS THE TRUSTED SOURCE OF NEWS AND INFORMATION FOR U.S. HISPANIC VIEWERS.

THE DIFFICULT ECONOMIC CONDITIONS THAT BEGAN IN THE THIRD QUARTER OF 2000 AND STEADILY WORSENED THROUGH ALL OF 2001, PARTICULARLY AFTER SEPTEMBER 11, AFFECTED ALL ADVERTISER-SUPPORTED BUSINESSES INCLUDING UNIVISION. THE ECONOMY DURING THIS PERIOD WAS FAR AND AWAY THE MOST DIFFICULT SINCE PRESENT MANAGEMENT ASSUMED RESPONSIBILITY FOR UNIVISION IN 1992.

For several years prior to 2001, our advertising revenues grew faster than those of the television broadcast industry as a whole by about 12% on average. We outperformed the industry in 2001 by the same margin: our revenues were relatively unchanged while the television broadcast industry's revenues declined about 12%. Excluding Univision's emerging businesses (TeleFutura Network, Univision Music Group, and Univision Online), we were able to maintain our Earnings Before Interest, Taxes, Depreciation, and Amortization ("EBITDA") for our core broadcast group in 2001 at approximately the same level as in 2000.

The Census, Convergence, and TeleFutura Network

The extraordinary growth and prosperity of the U.S. Hispanic population, affirmed so dramatically by the results of Census 2000, drove home to many advertisers the importance of the U.S. Hispanic market. Hispanics are the fastest-growing minority in the U.S. and soon will be the largest. One of every eight people living in the U.S. is Hispanic; one of every six under the age of 35 is Hispanic. It is projected that by 2010, the U.S. Hispanic population will be greater than the entire population of Spain and will rank as the largest Hispanic population of any country outside of Mexico.

Univision is the strongest Spanish-language entertainment and media company in the U.S.

After nearly ten years of building the different elements of Univision, we saw our operating units converge in 2001 into the strongest Spanish-language entertainment and media company in the U.S. We now own the #1 Spanish-language television broadcast network, the #1 Spanish-language television cable network, and the #1 Spanish-language Internet portal. With the Fonovisa acquisition described later in this report, we will own what we expect to be the #1 Latin music recording and publishing company.

To cap these achievements, on January 14, 2002, we successfully launched TeleFutura Network, the first new 24-hour-per-day, national U.S. broadcast television network in 14 years. We accomplished this feat in an exceptionally short period of time after announcing the $1.1 billion USA Broadcasting acquisition in December 2000.

As a result of the USA Broadcasting acquisition and additional station acquisitions in 2001 and early 2002, Univision was able to launch TeleFutura Network with an audience reach of 72% of the U.S. Hispanic population. TeleFutura Network gives U.S. Hispanics greater choice in their television viewing options, and we are confident that TeleFutura Network will draw bilingual Hispanic viewers away from English-language television and thereby increase the total audience for Spanish-language television.

Extraordinary Audience Share

Univision Network commands an enormous loyalty from the U.S. Hispanic population. In primetime (M-Sun, 7 p.m.-11 p.m.) among the desirable adults 18-49 demographic segment, Univision Network captured an 80 share of the Spanish-language network television audience for calendar year 2001. In many of the markets in which Univision owns and operates stations, Univision stations captured a greater share of the audience, regardless of language, than did any other station during the November 2001 sweep.

Our programming has attracted the largest audience share in every part of the broadcast schedule among Hispanic viewers. Univision Network aired an astounding 97 of the top 100

Spanish-language programs during 2001. This success is attributable to the quality of our in-house programming and our access to vast libraries of much of the best Spanish-language programming material.

Extraordinary Programming Depth

In late December, we substantially strengthened our already unrivaled programming resources through expanded alliances with our principal strategic partners, Televisa and Venevision. These alliances ensure an abundance of rich, original programming in future years for our three network platforms: Univision Network, TeleFutura Network, and Galavisión. Televisa is the leading television broadcaster in Mexico and the world's largest producer of Spanish-language television programming. Venevision, the leading television network in Venezuela, is a major producer of popular Spanish-language television programming and a part of the largest privately held broadcast and media organization in the world.

Under the new agreements, the Univision television network platforms have the exclusive rights to broadcast all Televisa and Venevision programming in the U.S. through 2017. In addition, Univision received a $375 million equity investment from Televisa, and upon completion of the Fonovisa acquisition, Televisa will have increased its ownership interest in Univision to approximately 15% on a fully diluted basis. Also under the new agreements, Venevision

TeleFutura Network's programming complements the market-leading programming of Univision Network.

increased its ownership interest in Univision to approximately 18% on a fully diluted basis.

We further strengthened our programming depth in mid-2001 by entering into long-term program license agreements to acquire more than 1,100 hours per year of original *novela* programming from Radio Caracas Television in Venezuela and RCN Television in Colombia. Finally, our expanded programming includes a powerful sports lineup, spearheaded by the exclusive U.S. Spanish-language television broadcast rights to the FIFA World Cup™ soccer competition to be played in South Korea and Japan in June 2002 and in Germany in 2006.

UNIVISION.COM IS THE #1 SPANISH-LANGUAGE WEBSITE FOR U.S. HISPANICS.

UNIVISION MUSIC GROUP

In April, we launched our own music publishing and recording business, Univision Music Group. At the same time, we acquired a 50% interest (with an option to acquire the remaining 50%) in Disa Records, a Mexico-based music recording and publishing company with a large complement of Latin artists. In December, as part of the transaction with Televisa, we agreed to acquire Fonovisa, a major Latin music company with an impressive roster of artists, for 6 million shares of Univision common stock and 100,000 warrants. With the acquisition of Fonovisa, we expect to be the #1 Latin music company in the U.S. and Puerto Rico.

ɜLIC AFFAIRS

r local stations received several Emmy nominations and nore than 40 national and local awards in 2001 for news and ıunity service programming, including an Edward R. Murrow l for excellence in electronic journalism. All our stations ıced public service announcements and special program ɜnts after September 11, encouraging participation in fund- ȝ events, blood donations, and the National Day of Unity. ·grams aired as part of the Univision Education Initiative wo national awards in 2001 for addressing issues dealing :hildren's learning disabilities. A program on early child- education, broadcast in December, featured an interview ·irst Lady Laura Bush and emphasized the importance of ıg to children. Our campaign with the San Antonio Public y resulted in a dramatic increase in the number of Hispanic nts participating in the Library's summer reading program.

IVISION PEOPLE

ivision's most valuable assets are our people. They bring , commitment, and a dedication to teamwork that go a vay toward explaining the success of this company. We all the goal of making Univision the best media company in nguage by any criterion or definition. I give my thanks to ;ion's employees and to our directors and our partners, sa and Venevision, for their contributions to this any's excellence and to you, our stockholders, for your ıued support. Although we as a nation and we as a any will continue to face great challenges, I believe that ɜst for our country and for Univision is yet to come.

A. JERROLD PERENCHIO
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

THE ART of CARLOS MÉRIDA

Carlos Mérida (1891-1985) — Born in Guatemala of Maya-Quiché Indian parents, Carlos Mérida was influenced at age 21 to study art in Paris, where he became acquainted with Pablo Picasso, Joan Miró, and other avant-garde artists. In the early 1920s, Mérida settled permanently in Mexico and became part of the intellectual vanguard of post-revolutionary Mexico. After collaborating with Diego Rivera on Rivera's first mural work, Mérida created a number of his own murals. Much of Mérida's work echoed the Mayan color patterns and symbolism of his heritage, and despite his modernist sophistication and inclinations, he continued to explore folkloric subjects, including the regional costumes depicted in the paintings in this report.

REVIEW 2001—THE DYNAMIC HISPANIC MARKET

CENSUS 2000

The Hispanic population of the United States increased by 58% between 1990 and 2000 to 35.3 million, according to Census 2000. This rate of growth was more than 4 times that of the total U.S. population and 7 times that of the non-Hispanic U.S. population.

Hispanics accounted for 12.5% of the U.S. population in 2000. The U.S. Census Bureau projects that by the middle of this century, the Hispanic percentage will double to 25% of the total U.S. population, confirming a fundamental shift in the ethnic makeup of the country.

Hispanics accounted for 27% of the population of New York and 46.5% of Los Angeles, the two U.S. cities with the largest total and the largest Hispanic populations, and one quarter or more of the

Coahuila, Mexico



THE CHARRO IS A COWBOY, A NATIONAL CHARACTER FOUND THROUGHOUT MEXICO WHO EMBODIES A SPIRIT OF LOYALTY, NOBILITY, DARING, COURAGE, AND MANLINESS. THE CLOTHING OF THE CITY-DWELLING CHARRO DEPICTED HERE FEATURES A WIDE-BRIMMED HAT OF FINE VICUÑA. THE RED TIE AND THE SERAPE ENLIVEN THE BROWN CLOTH AND LEATHER STRIPS OF THE BOLERO JACKET. THE ORANGE AND PINK FLOWERS BLOSSOMING SUGGEST THE CHEERFUL PATIO OF HIS LARGE COUNTRY HOUSE. >


CARLOS
MERIDA

Charro and Serape from Saltillo


CARLOS
MERIDA

Mestiza

populations of eight of the ten largest U.S. cities. Census 2000 also reported that Hispanics were the *majority* in several cities, including Miami and San Antonio. In addition, Hispanics made up nearly one third of the population of each of the two most populous states in the nation, California and Texas.

A Critical Market for Advertisers

U.S. Hispanic buying power was estimated at $480 billion in 2001, a 123% increase since 1990. Furthermore, Hispanic buying power is projected by Standard & Poor's DRI to double from the 2001 level by 2010 and to reach $2.2 trillion by 2020. The buying power of Hispanics is growing 2.5 times faster than that of non-Hispanics. The Hispanic market now is the obvious choice for consumer goods and financial services companies that want to increase their rate of growth.

Spanish-language television is central to the lives of U.S. Hispanics, who watch on average more television than do non-Hispanics. In addition, U.S. Hispanics speak Spanish at home in continually greater numbers. In 1990, 16 million Hispanics spoke Spanish at home. By 2000, 22 million Hispanics were speaking Spanish at home, and the number is projected to grow to 36 million by 2020.

Univision Network

Univision Network increased both its total audience and its share of the Spanish-language network television audience in 2001 and at year-end commanded an extraordinary 77% of the U.S. Hispanic adults 18-49 Spanish-language network audience from sign-on to sign-off, a share more than 3 times that of its nearest competitor.

Campeche, Mexico



< THE MESTIZA, WITH CLASSICAL FEATURES, IS ETHNICALLY RELATED TO THE YUCATECA RACE. THE SKIRT AND COMB OF THE MESTIZA SHOWN HERE GLOW WITH A VIOLET PINK THAT SETS OFF THE OCHER OF THE SHAWL, THE PEARL GRAY OF THE PLEATED FITTING, THE BLACK OF THE EMBROIDERED FLORAL STYLING ON THE BLOUSE, AND THE SEPIA AND RED OF THE CERAMIC JAR SHE HOLDS.

In the fourth quarter of 2001, we attracted 81% of all Hispanic adults 18-49 watching Spanish-language network television during primetime, an increase of 11% for this demographic segment over the same period in 2000. We captured 85% of all Hispanic teens (ages 12-17) viewing Spanish-language network television during primetime, outperforming our nearest competitor by more than 5 to 1.

Univision Network has continued to record large audience increases for the last nine years, a time during which most national broadcast networks were losing audience. The gains in 2001 sustained a long-term trend begun in 1992, when present management assumed responsibility for Univision. Over the last nine seasons, Univision Network gained audience among adults 18-49 in primetime while the major English-language networks, NBC, CBS, ABC, and FOX, lost substantial primetime audience for the same demographic segment. Furthermore, Univision Network gained more audience among adults 18-49 than did any cable network in primetime during the same period.

Once again, it is the strength of programming that has produced these results. In 2001, all the top 25 programs watched by U.S. Hispanic adults 18-49 were on Univision Network with the exception of *Super Bowl XXXV*. In 1993, only 7 Univision programs were in the top 25.

TeleFutura Network

TeleFutura Network was launched on January 14, 2002, as the nation's newest national Spanish-language television broadcast network. TeleFutura Network is distributed by 26 stations owned and operated by Univision, 6 stations owned and operated by Entravision Communications Corporation, and 12 stations owned and operated by other affiliates.

Michoacán, Mexico



A fine washtub is borne on the waist of this Purépecha Indian woman. She is part of the Tarasco Indian group that populates the serene lakes and deep forests of Michoacán and Guanajuato. The black of her skirt, striped with white and red, matches the black of the washtub. A narrow, embroidered waistband made from seven meters of cloth binds the skirt, the weight of which requires gentility and grace of the wearer. >


CARLOS
MERIDA

PURÉPECHA


CARLOS MERIDA

Fishermen From Pátzcuaro

TeleFutura Network is offering U.S. Hispanics a truly refreshing choice in Spanish-language television entertainment. In so doing, TeleFutura Network is expected to attract new viewers from the English-language television market, thus increasing the Spanish-language share of the total broadcast market.

To deliver this choice for Hispanic viewers, TeleFutura Network "counter-programs" Univision Network and other Spanish-language networks, which tend to mirror Univision Network programming. TeleFutura Network generally airs hit movies against primetime *novelas*, first-run talk shows against daytime *novelas*, and original *novelas* against news, talk shows, and other types of programming in other dayparts.

In addition, TeleFutura Network is broadcasting extensive teen-related hit programming to expand the overall teen audience for Spanish-language television and extensive sports programming to expand the overall male audience. Sports programming includes primetime boxing every Friday night, live Mexican first-division professional soccer matches, FIFA World Cup matches, and a live sports show every evening.

TeleFutura Network is the first full-time television broadcast network in the U.S. ever to launch in Spanish. Its culturally relevant, entertaining programming complements Univision Network's market-leading program offerings.

Galavisión

Galavisión improved its position again in 2001 as the leading U.S. Hispanic cable network. In a difficult economic environment, Galavisión increased its Hispanic subscriber base by 39% and its advertising

Michoacán, Mexico



< Native fishermen of Pátzcuaro maintain their original practices and customs, such as using strange nets that look like enormous butterflies. The fisherman here is wearing a traditional simple and cool outfit: a white shirt bound at the waist by a long, wide sash that introduces a cheerful and intense note of red against the blue of the sky and lake and the whiteness of the cloth. His breeches are tight, like the pants of the charro; and rolled up at the ankle.

revenues by nearly 20%. With 5 million subscribers, Galavisión now reaches 75% of all Hispanic cable television households.

Galavisión has differentiated itself from cable and broadcast competition by investing in original, creative programming for its target niche audiences such as youth and children and other segments that are underserved by the general television broadcast industry. Galavisión, for example, is the only television network in the country, broadcast or cable, that offers original, live-action children's programs every day of the week.

In addition, Galavisión gives its viewers more hours of live Mexican first-division professional soccer matches, the most popular ongoing sporting events for U.S. Hispanic men, than does any other network. Galavisión also has pioneered "New Latina" programming, giving younger women viewers who are adapting to American ways shows that combine entertainment with empowering information.

Univision Sports

Soccer matches are among the most popular sports programs on Univision's three network platforms. Univision owns the exclusive U.S. Spanish-language broadcast rights to the most prestigious and exciting soccer competitions. The *Copa América* championship match, broadcast on Univision Network on July 29, 2001, delivered more U.S. Hispanic adults (men and women) 18-34 than did *Super Bowl XXXV*. The average rating for the two-week tournament was higher for U.S. Hispanic viewers than the average or single-event rating for the *World Series*, *Major League Baseball All-Star Game*, *NBA Finals*, or *NBA All-Star Game* in 2001 or for Olympic primetime coverage in 2002, 2000, 1998, 1996, or 1994. In addition to our coverage

Guanajuato, Mexico



These two minstrels from Atotonilco, a town near San Miguel de Allende, most likely play spiritedly but without great skill to an inattentive audience busily walking to some revelry, festival, or dance. They wear white shirts and breeches and brown serapes of virgin wool that are bordered with fringe and adorned with a black-and-white motif. Their rustic dress is topped off by straw hats with short, upturned brims. >


CARLOS
MERIDA

Musicians From Atotonilco


CARLOS
MERIDA

BRIDES FROM TUXPAN

of *Copa América* and our continued coverage of Mexican first-division professional soccer matches, in January 2002, Univision broadcast the biennial Gold Cup, the soccer championship of North and Central America and the Caribbean.

FIFA World Cup

The premier sporting event in 2002 will be the quadrennial FIFA World Cup, the most important event in international sports, which will take place in June at various venues in Japan and South Korea.

Univision Network or TeleFutura Network will broadcast all 64 World Cup matches live. In addition, because of the time difference between Asia and the U.S., TeleFutura Network and Galavisión will rebroadcast matches during daytime and primetime hours. We expect to attract a very large audience on each of the Univision network platforms for the World Cup schedule. During the early rounds of the World Cup, when all 32 teams are contending and as many as four matches may be scheduled in a day, live and same-day, tape-delayed broadcasts will be available approximately 17½ hours per day on one of the three Univision networks.

Univision Television Group

Univision Television Group ("UTG") owns and operates 15 full-power and 6 low-power television stations that provide the core distribution of Univision Network. UTG also owns and operates 1 full-power station that broadcasts United Paramount Network. In 2001, we acquired 4 of the 16 full-power

Jalisco, Mexico



< THE VEILS OF THESE TWO BRIDES FOLD LIKE THE WINGS OF A DOVE. THE IMMACULATE WHITENESS OF THE VEILS IS ACCENTED BY A TOUCH OF EMBROIDERED MORNING GLORIES. FLOWERS THAT GROW WILD IN JALISCO MAKE UP THE ENORMOUS CROWNS THAT GRACE THE BRIDES' HEADS. THE MANNER OF DRESS SEEMS AUSTERE AND CHASTE EXCEPT FOR THE VIVID COLORS THAT STAND OUT AGAINST THE BLACK BACKGROUND OF THE SKIRTS AND THE WHITENESS OF THE VEILS.

stations—in Atlanta, Philadelphia, Cleveland, and Waco—and entered into a program management agreement for 2 full-power stations in Puerto Rico with an option to purchase both stations.

Also in 2001, we continued to invest heavily in the quality of UTG stations' physical assets. Our Los Angeles, Phoenix, and Bakersfield stations moved into new buildings and installed state-of-the-art broadcast equipment and studios. A sophisticated "hub" capability enables our Phoenix facility to broadcast the programs for seven separate UTG stations in its region.

Our stations performed exceptionally well among adults 18-34 for the combined Hispanic and non-Hispanic audience for the November 2001 sweep. Seven of our owned-and-operated stations—in Los Angeles, New York, Miami, Houston, Dallas, Fresno, and Bakersfield—captured the #1 position for the entire broadcast schedule. In addition, our stations in Houston, Dallas, Fresno, and Bakersfield were #1 in primetime. Furthermore, in Los Angeles, Miami, Chicago, and San Antonio, our stations had more viewership in primetime than did the NBC, CBS, ABC, or Telemundo stations.

Also in the November 2001 sweep, several of our stations achieved double-digit increases in audience ratings over the previous November sweep in important dayparts and demographics such as primetime for adults 18-49: WXTV in New York, +60%; WGBO in Chicago, +44%; KUVN in Dallas, +54%; KDTV in San Francisco, +47%; and KUVE in Tucson, +13%.

UTG's ratings, audience size, share of viewership, and share of advertising revenues continued to increase at impressive rates in 2001, particularly in comparison to the television broadcast industry as a whole.

UTG Local News

We continue to place great emphasis on our local news programming. In 2001, we expanded our news coverage to include live morning news broadcasts beginning at 5:00 a.m. in New York and Los Angeles and 6:00 a.m. in Miami. In addition, our local early-evening news maintained a strong position across the country. In the November 2001 sweep, ten of our stations claimed the #1 position for early-evening news for the highly desirable adults 18-34 demographic for the combined Hispanic and non-Hispanic audience. For the same period, in Los Angeles, Miami, Houston, and Fresno, our early-evening newscasts were the most watched for virtually all demographics for this audience. Our local news broadcasts won many accolades in 2001, including several Emmy nominations.

Univision Music Group

In April 2001, Univision launched Univision Music Group ("UMG"), fulfilling a long-time ambition to enter the music recording and publishing business as a natural extension of Univision's Spanish-language entertainment interests. UMG's first label, Univision Music, signed several young Latin artists in 2001, some of whom already have achieved great success. A number of the first releases in 2001 shot almost immediately to top positions on *Billboard Magazine*'s Latin charts—an event that usually takes new artists and their labels several years and multiple albums to accomplish.

In June 2001, Univision purchased a 50% interest in Disa Records with an option to purchase the remaining 50%. Based in Monterrey, Mexico, Disa is the second-largest independent Spanish-language record label in the world. The company represents more than 50 artists and owns a large catalog of more than 1,000 master recordings of Mexican regional music. Disa recording artists have achieved impressive rankings on *Billboard Magazine*'s Latin charts and *SoundScan*'s Latin album sales reports.

With Univision Music and Disa, UMG has recording contracts with several artists whose recordings have achieved gold record status (sales of at least 500,000 units).

In late December, we agreed to acquire Fonovisa, Televisa's Latin music company. We expect the acquisition will be completed by the second quarter of 2002. Fonovisa is a powerful force in Latin music with approximately 120 recording artists on its roster. Fonovisa also owns a substantial record and music publishing catalog.

Upon completion of the Fonovisa acquisition, UMG is expected to be the leader in record sales of Latin music in the U.S. and Puerto Rico.

Univision Online

Univision Online made great strides in 2001, its first full year of operations. Univision.com became the #1 Spanish-language website for U.S. Hispanics, clearly demonstrating our successful translation of the Univision brand to the Internet.

Use of the Internet by U.S. Hispanics is climbing rapidly. In 1998, fewer than 10% of U.S. Hispanic households had Internet access. By 2001, the percentage had more than tripled to 32.3%, and it is projected to continue to increase substantially over the next two years. In 2001, Spanish-speaking and bilingual Internet users in the U.S. visited Univision.com 3 times more often than they did Yahoo! En Español and 4 times more often than they did Terra. Also in 2001, page views on Univision.com grew by a 10.8% *monthly* compounded rate.

As a result of all these factors, Univision Online attracted more than 45 advertisers from major consumer product companies in 2001, including firms buying advertising across all Univision media platforms.

In 2002, as part of a strategic content and marketing alliance with America Online, Inc., Univision.com content will be prominently featured and promoted throughout America Online, Inc., properties, including AOL, CompuServe, and Netscape. Users of Univision.com will have access to co-branded e-mail and Instant Messenger applications from AOL. The content and marketing alliance with America Online, Inc., will further strengthen Univision.com's #1 position among Hispanic users of the Internet and advertisers interested in reaching the online Hispanic audience.

In Conclusion

U.S. Hispanic families share a unique heritage and bond with Hispanic culture that we at Univision enrich through the quality and authenticity of our programming. That is why the vast majority of the U.S. Hispanic television audience turns to Univision as a trusted source of entertainment and information. We value the trust of our audience and will continue to honor that trust by offering quality programming that is keenly attuned to the U.S. Hispanic sensibility.

Univision Network's Distribution

and

TeleFutura Network's Distribution

◆ TeleFutura's full-power owned-and-operated stations (14)

▲ TeleFutura's low-power owned-and-operated stations (12)

▦ Markets served by TeleFutura broadcast affiliates


Alaska
Hawaii
*Puerto Rico

◈ Univision's full-power owned-and-operated stations (15)

◇ Univision's full-power owned-and-operated station, a UPN affiliate (1)

△ Univision's low-power owned-and-operated stations (6)

▦ Markets served by Univision broadcast affiliates

◉ Markets served by Univision cable affiliates

* Univision has a program management agreement for 2 full-power stations in Puerto Rico with an option to purchase both stations.

U.S. HISPANIC POPULATION
(estimated in millions)
Source: The Hispanic Consumer Market Report in 1999 and Forecasts to 2020: Standard & Poor's DRI, 2000


50
40
30
20
10
1990
1995
2000
2005
2010
2015

U.S. HISPANIC BUYING POWER
(estimated $ in billions)
Source: The Hispanic Consumer Market Report in 1999 and Forecasts to 2020: Standard & Poor's DRI, 2000


1600
1200
800
400
0
1990
1995
2000
2005
2010
2015

BROADCAST NETWORKS' SHARES OF HISPANIC VIEWING OF BROADCAST NETWORK TELEVISION
Source: Nielsen Media Research NHTI:Adults 18-49, primetime


50
40
30
20
10
0
1996
1997
1998
1999
2000
2001
Univision
Telemundo
ABC
CBS
NBC
FOX
WB
UPN

UNIVISION'S ADVERTISING REVENUES
(indexed % growth rate)
Source: Competitive Media Reporting, Media Watch


250
200
150
100
1996
1997
1998
1999
2000
2001
Univision Advertising Revenues
General-Market Advertising Revenues

NET REVENUES
($ millions)


1000
800
600
400
200
0
1996
1997
1998
1999
2000
2001

EBITDA
($ millions)


350
300
250
200
150
100
50
1996
1997
1998
1999
2000
2001

Financial Section

Five-Year Summary of Selected Financial Data

Univision Communications Inc.

thousands, except share and per-share data) For the Years Ended December 31,	2001	2000	1999	1998	1997
come Statement Data					
et revenues	$887,870	$863,459	$693,090	$577,053	$459,741
irect operating expenses	355,761	312,381	241,870	220,918	159,619
elling, general and administrative expenses	231,610	223,023	184,159	160,543	137,070
epreciation and amortization	84,069	66,765	62,583	64,438	58,640
perating income	216,430	261,290	204,478	131,154	104,412
terest expense, net	53,463	30,097	27,459	35,830	40,147
nortization of deferred financing costs	2,488	1,361	1,441	1,677	1,630
pecial bonus award	—	—	—	42,608	—
quity loss in unconsolidated subsidiaries	42,897	4,828	498	764	—
on-recurring expense (reversal) of acquired station	—	—	—	—	(1,059)
come before taxes and extraordinary loss on extinguishment of debt	117,582	225,004	175,080	50,275	63,694
ovision (benefit) for income taxes	62,865	108,081	91,536	40,348	(19,465)
come before extraordinary loss on extinguishment of debt	54,717	116,923	83,544	9,927	83,159
xtraordinary loss on extinguishment of debt, net of tax	(2,306)	—	(2,611)	—	—
et income	52,411	116,923	80,933	9,927	83,159
eferred stock dividends	(70)	(518)	(540)	(606)	(561)
et income available to common stockholders	$ 52,341	$116,405	$ 80,393	$ 9,321	$ 82,598

ONTINUED)

Five-Year Summary of Selected Financial Data

Univision Communications Inc.

THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA) For the Years Ended December 31,	2001	2000	1999	1998	1997
.RNINGS PER SHARE AVAILABLE TO COMMON STOCKHOLDERS[(a)]					
ısic Earnings Per Share					
Income before extraordinary loss	$ 0.26	$ 0.57	$ 0.43	$ 0.05	$ 0.48
Net income	$ 0.25	$ 0.57	$ 0.42	$ 0.05	$ 0.48
Weighted average common shares outstanding	208,110,727	204,893,438	192,971,418	173,281,776	170,477,036
luted Earnings Per Share					
Income before extraordinary loss	$ 0.23	$ 0.49	$ 0.35	$ 0.04	$ 0.36
Net income	$ 0.22	$ 0.49	$ 0.34	$ 0.04	$ 0.36
Weighted average common shares outstanding	239,817,378	238,963,587	236,236,626	232,418,104	232,690,674
.LANCE SHEET DATA (AT END OF YEAR)					
ırrent assets	$ 596,093	$ 249,612	$ 177,910	$ 153,991	$ 138,754
·tal assets	3,163,544	1,448,305	974,457	938,329	967,755
ırrent liabilities	269,680	362,961	141,901	152,891	144,029
›ng-term debt	1,662,018	377,689	303,138	377,435	460,830
ockholders' equity	813,280	695,272	513,778	394,648	346,229
THER DATA					
oadcast cash flow[(b)]	$ 312,155	$ 342,147	$ 281,085	$ 208,377	$ 174,278
ıITDA[(c)]	300,499	328,055	267,061	195,592	163,052

LL COMMON-SHARE AND PER-COMMON-SHARE AMOUNTS HAVE BEEN ADJUSTED RETROACTIVELY FOR A TWO-FOR-ONE COMMON-STOCK SPLIT EFFECTIVE AUGUST 11, 2000.

ROADCAST CASH FLOW IS DEFINED AS OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION AND CORPORATE CHARGES, WHICH ARE CORPORATE COSTS THAT WOULD BE DUPLICATED AND THEREFORE ELIMINATED IF NIVISION COMMUNICATIONS INC. WERE ACQUIRED BY ANOTHER BROADCASTING COMPANY.

3ITDA IS DEFINED AS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION AND NON-RECURRING CHARGES AND IS THE SUM OF OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION.

Condensed Consolidated Balance Sheets

Univision Communications Inc.

THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA) DECEMBER 31,	2001	2000
SSETS		
urrent assets:		
Cash	$ 380,829	$ 54,528
Accounts receivable, less allowance for doubtful accounts of $11,492 in 2001 and $8,754 in 2000	162,592	149,177
Program rights	22,653	22,249
Prepaid expenses and other	30,019	23,658
Total current assets	596,093	249,612
:operty and equipment, net, less accumulated depreciation of $142,661 in 2001 and $103,087 in 2000	445,483	247,233
ıtangible assets, net, less accumulated amortization of $337,857 in 2001 and $296,888 in 2000	1,532,095	512,544
eferred financing costs, net, less accumulated amortization of $1,747 in 2001 and $6,452 in 2000	20,935	4,686
eferred income taxes, net	—	7,782
:ogram rights	18,862	19,023
ıvestment in unconsolidated subsidiaries	535,777	400,748
ther assets	14,299	6,677
ɔtal assets	$3,163,544	$1,448,305

ONTINUED)

Condensed Consolidated Balance Sheets

Univision Communications Inc.

THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA) December 31,	2001	2000
abilities and Stockholders' Equity		
urrent liabilities:		
Accounts payable and accrued liabilities	$ 120,021	$ 106,418
Income taxes	20,334	23,021
Accrued interest	18,348	908
Accrued license fees	10,562	12,557
Deferred advertising revenues	4,250	—
Program rights obligations	4,135	1,088
Current portion of long-term debt and capital lease obligations	92,030	218,969
Total current liabilities	269,680	362,961
ong-term debt including accrued interest	985,509	298,289
otes payable due USA Broadcasting	592,175	—
apital lease obligations	84,334	79,400
eferred advertising revenues	13,960	—
ogram rights obligations	10,919	—
eferred tax liabilities	5,657	—
ther long-term liabilities	18,530	6,323
Total liabilities	1,980,764	746,973
edeemable convertible preferred stock, $.01 par value, with a conversion rate of 28.252 to Class A Common Stock (375,000 shares issued and outstanding at December 31, 2001)	369,500	—
edeemable convertible 6% preferred stock, $.01 par value, with a conversion price of $8.171875 to Class A Common Stock (0 and 6,000 shares issued and outstanding at December 31, 2001 and 2000, respectively)	—	6,060
ockholders' equity:		
Preferred stock, $.01 par value (10,000,000 shares authorized; 0 issued and outstanding)	—	—
Common stock, $.01 par value (492,000,000 shares authorized; 210,479,125 and 207,081,700 shares issued including shares in treasury at December 31, 2001 and 2000, respectively)	2,105	2,071
Paid-in-capital	561,860	496,227
Retained earnings	271,508	219,167
	835,473	717,465
Less common stock held in treasury (1,017,180 shares at cost at December 31, 2001, and 1,017,180 shares at cost at December 31, 2000)	(22,193)	(22,193)
Total stockholders' equity	813,280	695,272
tal liabilities and stockholders' equity	$3,163,544	$1,448,305

Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the nual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Income

Univision Communications Inc.

(IN THOUSANDS, EXCEPT SHARE AND PER-SHARE DATA) For the Years Ended December 31,	2001	2000	1999
Net revenues	$ 887,870	$ 863,459	$ 693,090
Direct operating expenses	355,761	312,381	241,870
Selling, general and administrative expenses	231,610	223,023	184,159
Depreciation and amortization	84,069	66,765	62,583
Operating income	216,430	261,290	204,478
Interest expense, net	53,463	30,097	27,459
Amortization of deferred financing costs	2,488	1,361	1,441
Equity loss in unconsolidated subsidiaries	42,897	4,828	498
Income before taxes and extraordinary loss on extinguishment of debt	117,582	225,004	175,080
Provision for income taxes	62,865	108,081	91,536
Income before extraordinary loss on extinguishment of debt	54,717	116,923	83,544
Extraordinary loss on extinguishment of debt, net of tax	(2,306)	—	(2,611)
Net income	52,411	116,923	80,933
Preferred stock dividends	(70)	(518)	(540)
Net income available to common stockholders	$ 52,341	$ 116,405	$ 80,393
Basic Earnings Per Share			
Income per share available to common stockholders before extraordinary loss	$ 0.26	$ 0.57	$ 0.43
Extraordinary loss per share	(0.01)	—	(0.01)
Net income per share available to common stockholders	$ 0.25	$ 0.57	$ 0.42
Weighted average common shares outstanding	208,110,727	204,893,438	192,971,418
Diluted Earnings Per Share			
Income per share available to common stockholders before extraordinary loss	$ 0.23	$ 0.49	$ 0.35
Extraordinary loss per share	(0.01)	—	(0.01)
Net income per share available to common stockholders	$ 0.22	$ 0.49	$ 0.34
Weighted average common shares outstanding	239,817,378	238,963,587	236,236,626

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Changes in Stockholders' Equity

Univision Communications Inc.

(IN THOUSANDS) For the Years Ended December 31, 1999, 2000 and 2001	Common Stock	Paid-in-Capital	Retained Earnings	Common Stock in Treasury	Total
ılance, January 1, 1999	$1,818	$387,863	$ 22,369	$(17,402)	$394,648
ɜt income for the year	—	—	80,933	—	80,933
eferred stock dividends declared	—	—	(540)	—	(540)
:ercise of warrants	202	(202)	—	—	—
:ercise of stock options including related tax benefits	23	38,714	—	—	38,737
ılance, December 31, 1999	2,043	426,375	102,762	(17,402)	513,778
ɜt income for the year	—	—	116,923	—	116,923
eferred stock dividends declared	—	—	(518)	—	(518)
ɔnversion of redeemable convertible 6% preferred stock	4	2,996	—	—	3,000
:ercise of stock options including related tax benefits	24	66,856	—	(4,791)	62,089
ılance, December 31, 2000	2,071	496,227	219,167	(22,193)	695,272
ɜt income for the year	—	—	52,411	—	52,411
eferred stock dividends declared	—	—	(70)	—	(70)
ɔnversion of redeemable convertible 6% preferred stock	7	5,993	—	—	6,000
:ercise of stock options including related tax benefits	27	59,640	—	—	59,667
ılance, December 31, 2001	$2,105	$561,860	$271,508	$(22,193)	$813,280

Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the ɴual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Cash Flows

Univision Communications Inc.

(IN THOUSANDS) For the Years Ended December 31,	2001	2000	1999
et income	$ 52,411	$ 116,923	$ 80,933
djustments to reconcile net income to net cash from operating activities:			
Depreciation	43,100	28,028	23,412
Loss on sale of fixed assets	137	1	183
Equity loss in unconsolidated subsidiaries	42,589	4,828	498
Amortization of intangible assets and financing costs	43,596	40,098	40,612
Deferred revenues	(3,040)	—	—
Extraordinary loss on extinguishment of debt, net of tax	2,306	—	2,611
hanges in assets and liabilities:			
Accounts receivable, net	(10,961)	(13,081)	(17,688)
Intangible assets, net	—	(41)	(427)
Deferred income taxes	13,439	5,533	9,320
License fees payable	125,926	127,441	101,724
Payment of license fees	(127,921)	(124,451)	(99,729)
Program rights	124	(26,441)	(4,352)
Prepaid expenses and other assets	(13,017)	(16,785)	(1,663)
Accounts payable and accrued liabilities	(13,009)	27,693	4,015
Income taxes	398	16,995	13,994
Income tax benefit from options exercised	30,261	41,401	22,268
Accrued interest	27,121	9,140	7,752
Program rights obligations	3,734	(858)	1,508
Other, net	101	(186)	1,986
et cash provided by operating activities	217,295	236,238	186,957
ash flow from investing activities:			
Station acquisitions	(529,009)	—	—
Investment in unconsolidated subsidiaries	(175,807)	(393,292)	(1,000)
Capital expenditures	(130,188)	(64,669)	(38,965)
Proceeds from dissolution of investment in Ask Jeeves en Español, Inc.	19,385	—	—
Proceeds from sale of Albuquerque station	—	—	1,000
Other	(556)	11	29
et cash used in investing activities	(816,175)	(457,950)	(38,936)

ONTINUED)

Condensed Consolidated Statements of Cash Flows

Univision Communications Inc.

thousands) For the Years Ended December 31,	2001	2000	1999
ash flow from financing activities:			
Proceeds from issuance of long-term debt	1,217,350	390,000	62,000
Proceeds from Senior Notes	495,370	—	—
Proceeds from preferred stock	375,000	—	—
Repayment of long-term debt	(1,167,686)	(155,814)	(198,361)
Exercise of stock options	27,889	20,688	16,470
Preferred stock dividends paid	(130)	(547)	(540)
Purchase of Junior Subordinated Notes	—	—	(17,998)
Deferred financing costs	(22,612)	(645)	—
et cash provided by (used in) financing activities	925,181	253,682	(138,429)
et increase in cash	326,301	31,970	9,592
ısh beginning of year	54,528	22,558	12,966
ısh end of year	$ 380,829	$ 54,528	$ 22,558
ıpplemental disclosure of cash flow information:			
Interest paid during the year	$ 29,116	$ 20,657	$ 20,412
Income taxes paid	$ 18,946	$ 43,910	$ 46,275

Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the ıual Report on Form 10-K for Univision Communications Inc.

Report of Independent Public Accountants

Univision Communications Inc.

To the Stockholders of Univision Communications Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Univision Communications Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999, included in the Univision Communications Inc. Annual Report on Form 10-K for December 31, 2001. In our report dated February 4, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the condensed consolidated financial statements on pages 30 through 35 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

Roseland, New Jersey
February 4, 2002

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Board of Directors

A. Jerrold Perenchio
Chairman of the Board and
Chief Executive Officer
Univision Communications Inc.

Emilio Azcárraga Jean
Vice Chairman of the Board
Univision Communications Inc.
Chairman, President and
Chief Executive Officer
Grupo Televisa, S. A.

Ray Rodriguez
President and
Chief Operating Officer
Univision Network
TeleFutura Network
Galavisión

Harold Gaba
President and
Chief Executive Officer
ACT III Communications Holdings, L.P.

Alan F. Horn
President and
Chief Operating Officer
Warner Bros.

John G. Perenchio
President
Ultimatum Music, LLC
Executive
Chartwell Partners LLC

Alejandro Rivera
Managing Director and Vice President
Venevision International, L.L.C.

Juan Villalonga
Private Investor

Alternate Directors

Carlos Enrique Cisneros
Private Investor

Alfonso de Angoitia
Executive Vice President and
Chief Financial Officer
Grupo Televisa, S.A.

Executive Officers

A. Jerrold Perenchio
Chairman of the Board and
Chief Executive Officer

Robert V. Cahill
Vice Chairman and
Secretary of the Corporation

Ray Rodriguez
President and
Chief Operating Officer
Univision Network
TeleFutura Network
Galavisión

George W. Blank
Executive Vice President and
Chief Financial Officer

Andrew W. Hobson
Executive Vice President

C. Douglas Kranwinkle
Executive Vice President and
General Counsel

Corporate Information

Corporate Headquarters

Univision Communications Inc.
1999 Avenue of the Stars
Suite 3050
Los Angeles, CA 90067
(310) 556-7676

Transfer Agent and Registrar

The Bank of New York
Stockholder Relations
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
(800) 524-4458

Independent Accountants

Arthur Andersen LLP
105 Eisenhower Parkway
Roseland, NJ 07068

The Class A Common Stock of Univision Communications Inc. ("Univision") is listed on the New York Stock Exchange under the symbol "UVN." As of February 14, 2002, there were 191 Class A, four Class P, three Class T and four Class V stockholders of record.

No cash dividends were paid on any class of Univision's common stock in 2000 or 2001. Univision has a bank facility that restricts the payment of cash dividends on the common stock.

Stock Prices

Below are the New York Stock Exchange high and low sales prices[a] of Univision's Class A Common Stock for each quarter of 2001 and 2000.

	2001		2000	
Post-Split Prices	High	Low	High	Low
First Quarter	$52.25	$32.25	$57.22	$44.03
Second Quarter	$47.10	$33.50	$57.78	$46.25
Third Quarter	$43.42	$16.30	$62.69	$33.06
Fourth Quarter	$41.71	$22.73	$43.94	$24.00

[a] The high and low sales prices are based on intraday trading.

Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including those relating to Univision's future success and growth. Actual results may differ materially due to risks and uncertainties as described in Univision's filings with the Securities and Exchange Commission. Univision assumes no obligation to update forward-looking information contained in this annual report.